SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2009

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  Phillips-Van Heusen Corporation Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR

RESIDENTS OF THE COMMONWEALTH

OF PUERTO RICO

Date: June 29, 2010	By: /s/ Pamela N. Hootkin
Pamela N. Hootkin
Member of Plan Committee

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents
of the Commonwealth of Puerto Rico

Financial Statements

Years ended December 31, 2009 and 2008

Contents

Page
Report of Independent Registered Public Accounting Firm……………………………….	F-1
Financial Statements
Statements of Net Assets Available for Benefits………………………………………...	F-2
Statements of Changes in Net Assets Available for Benefits……………………………	F-3
Notes to Financial Statements…………………………………………………………..	F-4
Supplemental Schedule
Schedule H, Line 4i--Schedule of Investments Held at Year End……………………….	F-13

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan

Phillips-Van Heusen Corporation

Associates Investment Plan for Residents

of the Commonwealth of Puerto Rico

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end at fair value as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, NY

June 24, 2010

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008

Assets
Cash	$ 150	$ 1,275
Investments, at fair value:
Money market funds	1,760	2,544
Common collective trust funds	130,028	103,096
Mutual funds	79,308	43,195
Phillips-Van Heusen Stock Fund	35,717	14,192
Participant loans receivable	22,376	26,453
	269,189	189,480

Contributions receivable	463	941
Loan interest receivable	3	6

Total assets	269,805	191,702

Liabilities
Miscellaneous payables	124	-

Total liabilities	124	-

Net assets available for benefits, at fair value	269,681	191,702

Adjustment from fair value to contract value for interest
in common/collective trust relating to fully
benefit-responsive investment contracts	4,702	9,659

Net assets available for benefits	$ 274,383	$ 201,361

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

STATEMENT OF CHANGES IN NET

ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2009 and 2008

	2009	2008

Additions

Contributions:
Employer, net of forfeitures	$ 18,857	$ 21,208
Employees	35,080	37,038
Interest and investment income	2,004	4,882
Loan interest	1,670	1,350

Total additions	57,611	64,478

Deductions

Payments to participants	17,020	1,265

Total deductions	17,020	1,265

Net realized and unrealized appreciation (depreciation)
of investments	32,431	(28,661)

Net increase in net assets available for benefits	73,022	34,552

Net assets available for benefits at beginning of year	201,361	166,809

Net assets available for benefits at end of year	$ 274,383	$ 201,361

The accompanying notes are an integral

part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2009 and 2008

1.

Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Trustee and Recordkeeper

The Plan’s trustee is Charles Schwab Trust Company (the “Trustee”).  The Plan’s recordkeeper is Schwab Retirement Plan Services, Inc.

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers who are residents of the Commonwealth of Puerto Rico who are at least age 21 or older, have completed the earlier of: at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment. The Plan is subject to the reporting and disclosure requirements of the Employer Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined by the Plan, up to the maximum amount allowed by law.  In addition, eligible participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions up to $1,000.  The Company matches 100% of the first 1% of eligible compensation that a participant contributed to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 10 individual investment options.  A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Stock Fund.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

At December 31, 2009, participant loans outstanding totaled $22,376, with maturity dates through 2016 at interest rates ranging from 4.25% to 9.00%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2009, forfeitures of $1,739 were used by the Plan to reduce the Company’s matching contributions. No forfeitures were used in 2008.  At December 31, 2009 and 2008, forfeited non-vested accounts totaled $543 and $2,201, respectively.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the Phillips-Van Heusen Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.

Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Investments

Investments are recorded in the accompanying financial statements at fair value.  See Note 4 for additional information.  Purchases and sales of securities are reflected on a trade date basis.

All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

In accordance with accounting guidance for defined contribution plans, investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reclassifications

For comparative purposes, certain prior period amounts have been reclassified to conform to the current year’s presentation.

Recent Accounting Guidance

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) 157-4, now codified in ASC 820, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  This FSP, effective for financial statements issued after June 15, 2009, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly.  The adoption of the new guidance did not have any impact on the Plan’s Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

In September, 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent), to amend Topic 820, Fair Value Measurements and Disclosures, in the Accounting Standards Codification.  This ASU, effective for the first reporting period ending after December 15, 2009, allows entities a practical expedient in estimating the fair value of certain alternative investments using net asset value if certain conditions are met. The Plan adopted ASU 2009-12 in 2009 without any impact on the Plan’s Statements of Net Assets Available for Benefits or Statements of Changes in Net Assets Available for Benefits.

In January, 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, which requires (1) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, (2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (3), fair value measurements for each class of assets and liabilities, and (4) disclosures about the valuations techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.  This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (2) above which is effective for fiscal years beginning after December 15, 2010.  The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

3.

Transactions with Parties-in-Interest

During the years ended December 31, 2009 and 2008, the Plan purchased 544 and 98 shares, respectively, of the Company’s common stock and received $89 and $99, respectively, from the Company as payment of dividends on its common stock.  The Plan also sold 371 and 25 shares of the Company’s common stock during the years ended December 31, 2009 and 2008, respectively.

4.

Fair Value Measurements

The Plan adopted the accounting guidance for fair value measurements at the beginning of 2008.  The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  It also establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting management’s own assumptions about the inputs that market participant would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2009 and 2008:

		Fair Value Measurements at
		December 31, 2009
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds(1)	$ 130,028	$ -	$ 130,028	$ -
Mutual Funds(2)	79,308	79,308	-	-
Phillips-Van Heusen Stock Fund(3)	35,717	35,717	-	-
Money Market Funds(4)	1,760	-	1,760	-
Participant Loans Receivable(5)	22,376	-	-	22,376

Total Investments Measured at Fair Value	$ 269,189	$ 115,025	$ 131,788	$ 22,376

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2008
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds(1)	$ 103,096	$ -	$ 103,096	$ -
Mutual Funds(2)	43,195	43,195	-	-
Phillips-Van Heusen Stock Fund(3)	14,192	14,192	-	-
Money Market Funds(4)	2,544	-	2,544	-
Participant Loans Receivable(5)	26,453	-	-	26,453

Total Investments Measured at Fair Value	$ 189,480	$ 57,387	$ 105,640	$ 26,453

(1)

Valued at the net asset value of the fund(s) as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these collective funds.  These funds invest in (a) guarantee contracts and instruments and (b) securities that make up the S&P 500 Index in the same proportion as the index.  These funds are redeemable on a daily basis without restriction.

(2)

Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

 (3)

Valued at the closing price of Phillips-Van Heusen common stock.

(4)

Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these funds.  These funds invest in short-term, high quality fixed income securities issued by banks, corporations and the U.S. government and maintain a constant $1 net asset value.  These funds are redeemable on a daily basis without restriction.

(5)

Valued at amortized cost, which approximates fair value.

The following tables sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Balance at January 1, 2009	$ 26,453
Issuances and repayments	(4,077)

Balance at December 31, 2009	$ 22,376

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

5.

Investments

During 2009, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Mutual Funds	$ 13,764
Phillips-Van Heusen Stock Fund	16,932
Common Collective Trust Funds	1,735
Money Market Funds	-

Total realized/unrealized appreciation	$ 32,431

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2009	2008

Phillips-Van Heusen Stock Fund	$ 35,717	$ 14,192
American Beacon Large Cap Value Fund	13,787	-
Bond Fund of America	25,672	17,927
SEI Stable Asset Fund	97,886	99,480
Wells Fargo Stable Return	24,806	-

6.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

7.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation.  Once qualified,

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter and a new determination letter will be applied for.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

8.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial
statements	$ 274,383	$ 201,361
Less adjustment to contract value	(4,702)	(9,659)

Net assets available for benefits per the
Form 5500	$ 269,681	$ 191,702

9.

Subsequent Event

On May 6, 2010, the Company completed its acquisition of Tommy Hilfiger B.V. and certain affiliated companies from funds affiliated with Apax Partners, L.P.  The impact of this acquisition on the Plan has not yet been determined.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910

Plan No: 014

PHILLIPS-VAN HEUSEN CORPORATION

ASSOCIATES INVESTMENT PLAN FOR RESIDENTS

OF THE COMMONWEALTH OF PUERTO RICO

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD AT YEAR END

AT FAIR VALUE

December 31, 2009

	(b)			(e)
	Identity of issuer, borrower,	(c)	(d)	Current
(a)	lessor or similar party	Description of Investment	Cost	Value

	American Beacon Funds	American Beacon US Government MM; 1.014
		shares	**	$ 1
	American Beacon Funds	American Beacon Large Cap Value Fund; 839.655
		shares	**	13,787
	American Funds	Bond Fund of America; 2,175.607 shares	**	25,672
	American Funds	Growth Fund of America Fund; 405.777 shares	**	11,001
	Dodge & Cox Funds	Dodge & Cox Balanced Fund; 164.088 shares	**	10,507
	Federated Securities Corp.	Federated Capital Reserves Fund; 1,759.060 shares	**	1,759
	Hartford Series Funds	Hartford HLS Small Cap Fund; 45.309 shares	**	706
	Lazard Funds	Lazard Funds Emerging Markets; 1.996 shares	**	36
	SEI Investments Management	SEI Stable Asset Fund; 102,638.050 shares	**	97,886
	State Street Global Advisors	State Street Bank S&P 500 Index Fund;
		232.104 shares	**	7,336
	Thornburg Investment	Thornburg International Value Fund;
	Management	405.808 shares	**	10,295
	Virtus Mutual Funds	Virtus Real Estate Securities Fund; 92.157 shares	**	2,039
	Wells Fargo Funds	Wells Fargo Small Cap Value Fund; 191.955
		shares	**	5,265
	Wells Fargo Funds	Wells Fargo Stable Return; 555.756 shares	**	24,806
*	Phillips-Van Heusen Corp	Investment in Phillips-Van Heusen
		Stock Fund; 878.000 shares	**	35,717
*	Participant Loans	Participant Loans Receivable; loans maturing at
		various dates through 2016 and bearing interest
		at rates from 4.25% to 9.00%	**	22,376

		Total investments held
		by Charles Schwab Trust Co.		$ 269,189

*   Party in interest

** Cost information is not required for participant directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors